Writer’s direct phone (312) 460-5962 Writer’s e-mail mblount@seyfarth.com	131 South Dearborn Street Suite 2400 Chicago, Illinois 60603 (312) 460-5000 fax (312) 460-7000 www.seyfarth.com

February 1, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    Attn:   Pamela A. Long
    Assistant Director
    Division of Corporation Finance

Re:	India Globalization Capital, Inc.
Preliminary Proxy Statement on Schedule 14A
File No. 1-32830

Dear Ms. Long:

India Globalization Capital, Inc. (the “Company”) has filed with the Commission an amended Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”).  For your convenience, we are providing you with three paper copies of the Amended Proxy Statement, marked to show the changes made from the amended Preliminary Proxy Statement which was filed with the Commission on January 14, 2008.  The changes reflected in the Amended Proxy Statement are intended to respond to the comments set forth in your letter dated January 28, 2008 (the “Comment Letter”).  The changes made in response to the Comment Letter are discussed below.  The numbered paragraphs below correspond to the numbered comments in the Comment Letter.  Page references are to pages in the initial Preliminary Proxy Statement.

General

1.            We have revised the Company’s interim financial statements where appropriate.

Table of Contents, page vi

2.            We have appropriately revised descriptions of the Annexes in the Table of Contents.

Satisfaction of 80% Test, page 8

Securities and Exchange Commission Attn: Pamela A. Long February 1, 2008 Page 2

3.            We have revised the language as requested.

Conditions to the Completion of the Acquisition, page 13

4.            We have deleted the twelfth and fifteenth bullet points setting forth the conditions to closing the CWEL transaction.

Q. How are we paying for the Acquisition?, page 20; If we are unable to provide interim financing to Sricon and TBL, they may have difficulty meeting their projected revenue targets, page 27.

5.            We have updated the disclosure in this section to, among, other things, disclose additional funds advanced to Sricon and TBL.

If we are unable to consummate the Acquisition Proposal by January 31, 2008, there is no guarantee that Odeon will extend the deadline, page 27

6.            We have deleted this risk factor as the extended deadline for the Odeon transaction falls beyond the Company’s deadline for consummating the Acquisition Proposal.

Our Reasons for the Acquisition and Recommendation of Our Board, page 35; Due Diligence and Valuation, page 47

7.            We have deleted the references to CWEL in the cited bullet points on pages 35 and 48.

Due Diligence and Valuation, page 47

8.            We have added language disclosing the escrow as of September 30, 2007.

Selected Historical Financial Information of Sricon Infrastructure Private Limited (Sricon), page 82

9.            We have revised the selected financial information to show interest income under Operating Income and made conforming changes to be consistent with the Company’s audited statements of operations.

Results of Operations, page 9

10.            We have revised the MD&A discussion to disclose the facts and circumstances which resulted in a dispute and subsequent settlement with TBL’s lenders.

Note (a), page 104

Securities and Exchange Commission Attn: Pamela A. Long February 1, 2008 Page 3

11.            We have revised the pro forma financial statements to exclude the effects of the wind farm construction and have included advance payments made for the wind farm construction, but not projected payments, in the pro forma financial statements.

Unaudited Pro Forma Condensed Financial Statement of Operations for the Six Months Ended September 30, 2007, page 106

12.            We have provided the reconciliation and disclosure requested with respected to the historical and diluted pro forma weighted average common shares outstanding and provided similar disclosure for the pro forma condensed statement of operations for the year ended March 31, 2007.

Unaudited Consolidated Statement of Cash Flows, page F-5

13.            The interest earned on treasury bills is included in the investing section of the cash flows on the line entitled “Maturity of treasury bills”.

Annexes

14.            We have refiled Annex E to include the TBL amendment in its entirety. Please note, however, that due to the addition of the Second Sricon Amendment as Annex C, this Annex has been redesignated Annex F. The Annex referenced here and those referenced in comments 15-19 were filed correctly with the clean version of the amended Preliminary Proxy Statement filed with the Commission on January 14, 2008. When the red-lined version of the last amended Preliminary Proxy Statement was filed with the Commission on January 15, 2008, the Annexes were apparently inadvertently distorted.

15.            We have filed Annex F. Please note, however, that due to the addition of the Second Sricon Amendment as Annex C, this Annex has been redesignated Annex G.

16.            We have refiled Annex G to include the Odeon Purchase Agreement in its entirety. Please note, however, that due to the addition of the Second Sricon Amendment as Annex C, this Annex has been redesignated Annex H.

17.            We have refiled Annex H to include the CWEL contract in its entirety. Please note, however, that due to the addition of the Second Sricon Amendment as Annex C and the addition of the Odeon letter agreement as Annex I, this Annex has been redesignated Annex J.

18.            We have refiled Annex I to include the CWEL amendment in its entirety. Please note, however, that due to the addition of the Second Sricon Amendment as Annex C and the addition of the Odeon letter agreement as Annex I, this Annex has been redesignated Annex K.

19.            We have refiled Annex J to include the 2008 omnibus incentive plan in its entirety. Please note, however, that due to the addition of the Second Sricon Amendment as Annex C and the addition of the Odeon letter agreement as Annex I, this Annex has been redesignated Annex L.

Securities and Exchange Commission Attn: Pamela A. Long February 1, 2008 Page 4

Form of Proxy

20.            We have added language indicating that the form of proxy is preliminary.

21.            The inclusion of the proposal numbered 6 was inadvertent and we have deleted it.

22.            We have added discrete voting boxes for proposals three and four.

Closing

The Company acknowledges that:

(a)  the Company is responsible for the adequacy of the disclosure in the filings;

(b)  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(c)  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the staff’s comments with respect to the Proxy Statement.  If you have any questions with respect to this letter, please contact the undersigned at (312) 460-5962.  As we discussed with Ed Kelly, in order to be able to mail a proxy in a timely fashion to shareholders to enable the Company to consummate a business combination prior to its deadline for dissolution, we would appreciate the efforts of the staff in providing final clearance of the Proxy Statement by Wednesday, February 6, 2008.

Very truly yours,

SEYFARTH SHAW LLP

/s/ Michael Blount

Michael E. Blount

cc:	Ram Mukunda
Edward M. Kelly